China-ASEAN (Qinzhou)

Cloud Computing and Big Data Center (Phase I)

Project Investment Framework Agreement

China-ASEAN (Qinzhou) Cloud Computing and Big Data Center (Phase I)

Project Investment Framework Agreement

Party A: Qinzhou City Development Investment Group Co., Ltd.

(hereinafter referred to as Party A)

Legal representative: Haobin Zheng

Party B: Yayun Network Information Technology Co.,

Ltd. ,Guangxi Free Trade Zone (hereinafter referred to as Party B)

Legal representative: Jieliang Chen

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In accordance with the "Contract Law of the People's Republic of China", "Company Law of the People's Republic of China" and relevant laws and regulations, both parties are committed to building China-ASEAN (Qinzhou) cloud computing and big data center based on the principles of honesty, mutual trust, and win-win cooperation. For the center (Phase I) project, the following cooperation framework agreement was signed:

Article 1 Project cooperation background framework

The China-ASEAN (Qinzhou) cloud computing and big data center project will be constructed in three phases according to the plan. The first phase of the project has a total investment of about 270 million yuan to build a data center and operation and maintenance center, with a construction area of about 14,000 square meters. In order to accelerate the construction of the project, both parties are willing to jointly invest in the construction of the first phase of the project, jointly invest in the establishment of a joint venture company, and be responsible for the operation of the first phase of the project, and both parties provide support during the operation period.

Article 2 Establishment of a joint venture company

1. Party B's self-investment funds are injected into the account designated by Party A to initiate the establishment of the joint venture company.

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2. Both parties A and B separately agree on the elements of the establishment of the joint venture company, including but not limited to equity allocation, governance structure, board composition, capital plan, etc. The agreed provisions shall be carried out in the form of a separately signed cooperation agreement, and shall have the same legal effect as this agreement.

3. Party A and Party B agree that from the profit-making year of the joint venture company, the distributable profits of the current year shall be withdrawn and distributed according to the shareholding ratio, the specific distribution scheme shall be negotiated by both parties.

Article 3 Investment Fund Arrangement

1. Party B must ensure that no less than 40% of the company's registered capital has been paid in place before September 15, 2020，and issue a bank certificate with legal effect to Party A，if the preconditions are not met, the cooperation will be terminated.

2. Party A and Party B jointly establish a joint venture company. Party B's investment funds are injected into the account designated by Party A. Party A and Party B use the fund receival time in the account designated by Party A as the time verification standard. The elements of the joint venture company refer to Article 2 of this agreement.

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3. After negotiation, Party A's investment is temporarily proved by the certificate of capital contribution on the project contract and the project progress , and the investment is in kind (fixed assets); Party B invests in cash, and Party B's investment is not more than 20% of the total project investment of 270 million yuan. A separate cooperation agreement will be signed for the specific amount and injection time.

Article 4 Duration of Cooperation

The joint venture company is responsible for the operation of the first phase of the project. In view of the particularity of the cooperation project, the first phase of the project will be based on the establishment of the joint venture company, and the cooperation period will be 10 years.

Article 5 Rights and Obligations of Party A

1. Party A is responsible for providing the investment environment, basic information, preferential policies, project licenses and other relevant materials required by Party B.

2. Party A appoints a commissioner to handle the preliminary project initiation, declaration and construction coordination etc.

3. Party A shall be responsible for handling the relevant license procedures of the joint venture company.

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Article 6 Rights and Obligations of Party B

1. Party B is responsible for arranging the investment funds to be injected into the account designated by Party A in accordance with the contents of the cooperation agreement.

2. Party B needs to cooperate with Party A to establish a joint venture company and go through relevant procedures.

3. Party B needs to provide the basic information, the status of investment funds, the schedule of advancement and other relevant information required by Party A.

Article 7 Confidentiality and other matters

1. Both parties agree that neither party shall provide or disclose the existence and content of this cooperation agreement to a third party without the prior written permission of the other party. When it is necessary to disclose to the outside world, the two parties shall jointly negotiate and unify the steps and propaganda caliber. All materials and non-public information marked with confidentiality obtained by either party from the other party are only allowed to be used for the purpose of this cooperation agreement, and are limited to the scope of use necessary for the work of this cooperation agreement. The receiving party shall keep the above-mentioned materials in a safe place, and shall not use, disseminate or publish them without the consent of the provider. After the materials are used, they shall be returned to the provider or destroyed.

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2. The legal representatives of both parties to this agreement or their authorized representatives can sign and affix the official seal of the unit.

3. Both parties A and B of this agreement shall sign the relevant terms of jointly forming a project company, this agreement shall come into effect only when Party B's investment funds are injected into the account designated by Party A within the agreed time.

4. Before August 30, 2020, if Party B's registered capital fail to been paid in place in time, this cooperation will be terminated.

5. The specific project cooperation matters of the two parties shall be based on this cooperation framework agreement, and a separate cooperation agreement shall be signed, which has the same legal effect as this agreement. In case of any event leading to the termination of the cooperation agreement, this framework agreement shall also be terminated simultaneously.

6. Without the prior written consent of the other party, neither party may transfer its rights and obligations under this agreement.

7. Disputes between the two parties during the performance of this agreement shall be resolved by the two parties through negotiation. If the negotiation fails, either party has the right to submit the dispute to the people's court with jurisdiction in Qinzhou City for settlement through litigation.

9.This agreement is made in four copies, and each party shall hold two copies.

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------------------ (The following is the signature page) -------------------

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Party A: Qinzhou Development Investment Group Co., Ltd.
Legal representative:
Signed and sealed:
date:
Party B: Yayun Network Information Technology Co., Ltd. Guangxi Free Trade Zone
Legal representative:
Signed and sealed:
date:

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